EXHIBIT 99.2

For Immediate Release	Date: April 10, 2023
23-28-TR

Teck Reaffirms Benefits of Pending Separation

Planned separation maximizes value and unlocks a broader range of strategic opportunities

Rejected Glencore proposal is not actionable and bad for Teck shareholders

Board recommends shareholders vote in favour of separation and dual class amendment

Investor and Analyst Conference Call at 8:00 a.m. Eastern Time Today

Vancouver, B.C. – April 10, 2023 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) today reaffirmed the strong rationale for its pending separation as the optimal pathway to maximize shareholder value with the greatest certainty.

Teck will publish an investor presentation at www.teck.com/separation and host a conference call today, April 10 at 5:00 a.m. PT / 8:00 a.m. ET with CEO Jonathan Price. Dial in details are included below.

Presentation highlights:

•	Teck’s pending separation provides shareholders with a greater set of options to maximize value. Teck shareholders will receive shares in two world-class, pure-play companies providing investors with choice: Teck Metals, a premier, growth-oriented producer of energy transition metals and Elk Valley Resources (“EVR”), a responsible steelmaking coal business with top-tier margins. There is significant value to be realized by Teck shareholders from, and following, the separation, which will open a spectrum of opportunities for both Teck Metals and EVR.
•	Teck’s pending separation minimizes execution risk. Teck’s plan provides a responsible exit from steelmaking coal at fair value and in the best interests of all stakeholders. Further, Teck’s separation has no competition or regulatory hurdles, with completion expected by the end of May.
•	Glencore’s proposal is not actionable and has been unanimously rejected by Teck’s Board of Directors because:
o	It would reduce Teck shareholders exposure to copper and introduce exposure to thermal coal and oil trading.
o	Glencore did not present a coherent plan for its proposed coal company. There is no market for shares of a massive new thermal coal-focused company.
o	It would expose Teck shareholders to significant jurisdictional, ESG and execution risk.
o	The fundamental flaws of Glencore’s proposal make it a non-starter and Glencore’s track record makes it an unsuitable acquirer.

•	Voting for the pending separation is the only option to unlock Teck's full value potential. The choice is clear: either vote for a separation that creates two companies with a broad spectrum of opportunities to maximize value, or vote to maintain the status quo.

Teck’s Board of Directors continues to unanimously recommend that shareholders approve the previously announced reorganization of Teck’s business and the previously announced proposal to introduce a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck, among other items of business, at the annual and special meeting of shareholders on April 26, 2023.

To view the management proxy circular providing more information on these proposals click here. For instructions on voting for Teck shareholders, go to www.teckagsm.com.

Advisors
Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

Investor Conference Call and Information

A conference call to discuss the Separation will be held as follows:

Date:	Monday, April 10, 2023
Time:	5:00 a.m. PT / 8:00 a.m. ET
Dial In for conference call:	416.915.3239 or 1.800.319.4610
Quote “Teck Resources’, to join the call
Alternate, quick access to the call:	Call Me

An archive of the conference call will be available at teck.com within 24 hours.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements

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related to anticipated risks of Glencore’s proposal, including with respect to execution, timing and exposure to thermal coal and oil trading, and Teck’s assessment thereof as compared to its own planned separation transaction; statements related to the opportunity for future transactions involving Teck Metals or EVR; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by Glencore in connection with its unsolicited proposal; fluctuations in supply and demand in steelmaking coal, base metals and specialty metals markets; changes in competitive pressures, including pricing pressures; timing and receipt of requisite shareholder and court approvals; the recent global banking crisis and conditions and changes in credit markets; changes in capital markets; changes in currency and exchange rates; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect effective tax rates. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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